Exhibit 99.1

Tiziana Life Sciences Announces TV Interview with First Patient Dosed with Moderate Alzheimer’s Disease

NEW YORK, February 11, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced that its investigational drug, intranasal foralumab, was featured on a prominent News Channel. The segment highlighted the experiences of the first patient dosed in the company’s expanded access program for moderate Alzheimer’s disease.

In the segment, Joe and his Wife, Karen, shared their journey and shed light on the hope that innovative therapies like Foralumab offer for individuals battling moderate Alzheimer’s, a condition that currently has no cure and limited treatment options.

Watch the full interview here: https://youtu.be/vj6GGzbJfOk?si=lMqkFipmll8GF--o

Dr. Howard Weiner, Co-director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital, a founding member of Mass General Brigham healthcare system commented “Foralumab, administered via a novel intranasal delivery method, aims to target immune system dysregulation associated with Alzheimer’s disease, potentially slowing disease progression and improving cognitive function. The recent coverage in the News underscores the growing recognition of Foralumab’s promise in the field of neurodegenerative diseases.”

Foralumab’s mechanism of action involves modulating the immune system to reduce inflammation, which has been linked to neurodegeneration in Alzheimer’s. The expanded access program enables patients who do not have access to clinical trials to receive this promising treatment as part of a compassionate use initiative.

Microglial activation is increasingly recognized as a critical component of neurodegenerative diseases, including Alzheimer’s, secondary progressive multiple sclerosis (MS), amyotrophic lateral sclerosis (ALS), and Parkinson’s disease. In Alzheimer’s, this activation contributes to the pathogenesis alongside increased beta-amyloid and tau protein levels. Cognitive dysfunction in AD has been linked to both tau accumulation and microglial activation, highlighting the need for treatments beyond amyloid-targeting therapies.

Nasal foralumab, a fully human anti-CD3 monoclonal antibody, has shown efficacy in dampening microglial activation through the induction of Tregs, which travel to the brain and modulate neuroinflammation. This therapeutic effect has been validated in animal models and observed in subjects with secondary progressive MS. Nasal foralumab also holds promise as a potential adjunctive therapy that addresses a major component of AD pathogenesis not targeted by anti-amyloid therapies.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program with either an improvement or stability of disease seen within 6 months in all patients. The FDA has recently allowed an additional 20 patients to be enrolled in this EA program. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development, binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been observed in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

1	https://www.pnas.org/doi/10.1073/pnas.2220272120

2	https://www.pnas.org/doi/10.1073/pnas.2309221120

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2023, and other periodic reports filed with the Securities and Exchange Commission.The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

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